UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35486

ACQUITY GROUP LIMITED

(Exact name of registrant as specified in its charter)

6th Floor, Alexandra House

18 Chater Road, Hong Kong

(852) 3106-4999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of Acquity Group Limited

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Acquity Group Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 22, 2013	By:	/s/ Sarah A. Weersing
		Name:	Sarah A. Weersing
		Title:	Secretary